UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
HAPC, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
411357106
(CUSIP Number)
James R. Talevich
I-Flow Corporation
20202 Windrow Drive
Lake Forest, California 92630
(949) 206-2700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 18, 2007
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	411357106	Page	2	of	9	Pages

1	NAME OF REPORTING PERSON I-Flow Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,789,203 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,789,203 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,789,203 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.0% (based on approximately 18,625,252 shares of Common Stock outstanding as of August 8, 2007)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1. Security and Issuer.
     This Statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock, par value $0.0001 per share, of HAPC, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 350 Madison Avenue, 20th Floor, New York, New York 10017.
Item 2. Identity and Background.
     The person filing this Schedule 13D is I-Flow Corporation, a Delaware corporation (the “Reporting Person”). The address of the principal business office of the Reporting Person is 20202 Windrow Drive, Lake Forest, California 92630. The Reporting Person designs, develops, and markets technically advanced, low cost drug delivery systems and services that are redefining the standard of care by providing life enhancing, cost-effective solutions for pain relief.
     The directors of the Reporting Person are Donald M. Earhart (Chairman); John H. Abeles, M.D.; James J. Dal Porto; Jack H. Halperin, Esq.; Joel S. Kanter; Erik H. Loudon; and Henry Tsutomu Tai, Ph.D., M.D. The executive officers of the Reporting Person are Donald M. Earhart (Chief Executive Officer), James J. Dal Porto (Executive Vice President, Chief Operating Officer and Corporate Secretary) and James R. Talevich (Chief Financial Officer). The business address of all such directors and officers, all of whom are citizens of the United States of America (except for Mr. Loudon, who is a citizen of the Netherlands), is c/o I-Flow Corporation, 20202 Windrow Drive, Lake Forest, California 92630.
     Dr. Abeles currently serves on the board of directors of the following public companies: CytoCore Inc., a medical products company; DUSA Pharmaceuticals, Inc., a biopharmaceutical company; Oryx Technology, Inc., a technology development company; and CombiMatrix Corporation, a biotechnology company. He also serves on the board of directors of the following private companies: Alison Raffaele Cosmetics, Inc., a cosmetics company; GliaMed, Inc., a biotechnology research and development company; and ProMed Capital Group LLC, a private venture investment concern in Israel-based healthcare technology. Dr. Abeles is on the advisory board of: Prescient Medical, Inc., a privately held medical technology company; and Mercator Medical Corporation, a privately held medical technology company. He is also general partner of Northlea Partners, Ltd., a privately held family limited partnership.
     Mr. Halperin is a corporate and securities attorney who has been in private practice since 1988.
     Mr. Kanter currently serves on the board of directors of the following public companies: Magna-Labs, Inc., a medical products company; Prospect Medical Holdings, Inc., a provider of management services to affiliated independent physician associations; Aquamatrix, Inc., a company that sells high tolerance hydrogels for medical products; Echo Healthcare Acquisition Corp., a company formed for the purpose of acquiring one or more domestic or international operating businesses in the healthcare industry; Modigene, Inc., an Israel-based biotechnology company; and WaferGen, Inc. a company engaged in the development, manufacturing and sales of state-of-the-art systems for gene expression, genotyping and stem cell research for the following industries: life sciences, pharmaceutical drug discovery and development for biomarker discovery and diagnostic products. Mr. Kanter also currently serves on the board of directors of the following privately held companies: Med Images, Inc., a provider of integrated documentation services to surgeons and hospitals through multimedia technology; David Braun Productions, Inc., a provider of children’s television programs; Prescient Medical, Inc., a medical technology company; Medgenics, Inc., Israel-based biotechnology company; Systems Impact, Inc., a developer of educational products; United Plant Products, LLC, a manufacturer of organic fertilizer products; XLNT Veterinary Care, Inc., an owner and operator of veterinary clinics and hospitals; Minds Eye Entertainment, Inc., a Canadian film production company; Pacific Biosciences, Inc., a manufacturer of dermatological products sold under the Clarisonic brand name; Windy City, Inc., an investment management firm; and the Kanter Family Foundation, an Illinois not-for-profit corporation.

     Mr. Loudon is the Director of EHL Investment Services Limited, a privately held company in the British Virgin Islands that provides investment management services for private clients. Mr. Loudon currently serves on the board of directors of the following public investment funds: Blue Chip Selection Luxembourg; Emerge Capital Luxembourg; and Leaf Asset Management Luxembourg. From 1985 to 1989, he was also a director of Sarasin Investment Management, Ltd., a London subsidiary of Sarasin Bank, a private bank based in Switzerland.
     Dr. Tai is a practicing consultant in hematology and oncology.
     During the last five years, neither the Reporting Person nor any of its directors and officers named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     This Schedule 13D is filed to report the October 18, 2007 purchases by the Reporting Person of 2,789,103 shares of Common Stock at $5.97 per share from working capital funds. The purchases were arranged by FTN Midwest Securities Corp. and were made by way of private purchases from third-party sellers. In total, as of the date hereof, the Reporting Person beneficially owns an aggregate of 2,789,203 shares of Common Stock.
Item 4. Purpose of Transaction
     The shares of Common Stock were acquired by the Reporting Person for the express purpose of voting in favor of the acquisition by the Issuer of all of the outstanding capital stock of the Reporting Person’s subsidiary, InfuSystem, Inc. ("InfuSystem"), at the Issuer’s annual meeting of stockholders scheduled to be re-convened on October 24, 2007 (the “Annual Meeting”), pursuant to the Stock Purchase Agreement dated as of September 29, 2006 (as amended to date, the “SPA”), the Acknowledgement and Agreement dated as of October 8, 2007 (the "Acknowledgement") and the Further Agreement Regarding Project Iceland dated as of October 17, 2007 (the "Further Agreement") to which the Reporting Person and the Issuer are parties. The Reporting Person also currently intends to vote in favor of all other proposals recommended by the HAPC Board of Directors, as specified in the HAPC definitive proxy statement for its Annual Meeting, as supplemented.
     The Reporting Person believes that the acquisitions described in Item 3 and the subsequent vote of such shares by the Reporting Person will increase the likelihood of approval of the transactions contemplated by the SPA by the Issuer’s stockholders. If such transaction is approved, the Reporting Person will be entitled to receive a cash purchase price of $65 million to $85 million and will be a significant secured creditor of the Issuer, holding a secured promissory note in an amount of $15 million to $35 million, for a total purchase price of $100 million. The Reporting Person will also be entitled to an additional contingent payment right up to a maximum of $12 million based on the Issuer's audited consolidated net revenues for its fiscal year ended December 31, 2010, as compared to InfuSystem’s 2007 net revenues, excluding InfuSystem’s ON-Q®-related revenues. The SPA (including all amendments thereto), the Acknowledgement and the Further Agreement are attached hereto as exhibits and are incorporated herein by reference.
     The Reporting Person intends to continue to evaluate its investment in the shares of Common Stock and retains the right to make further acquisitions of the Issuer’s shares of Common Stock from one or more sellers in the open market or in privately negotiated transactions and/or to dispose of all or a portion of the shares of Common Stock in the open market or in privately negotiated transactions.

However, other than as specified herein, the Reporting Person has no present plans or proposals that may relate to or would result in:
     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) any material change in the present capitalization or dividend policy of the Issuer;
     (f) any other material change in the Issuer’s business or corporate structure;
     (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or
     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.
Item 5. Interest in Securities of the Issuer.
     (a) The responses of the Reporting Person with regard to Items 11 and 13 of the cover page to this Schedule 13D that relate to the aggregate number and percentage of Common Stock beneficially owned by such Reporting Person are incorporated herein by reference.
     (b) The responses of the Reporting Person with regard to Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D that relate to the number of shares as to which such person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition are incorporated herein by reference.
     (c) Except as described in Item 3, the Reporting Person has not effected any transactions relating to shares of Common Stock during the past 60 days.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     In connection with the purchases described in Item 3, the Reporting Person entered into a Share Purchase Agreement with each seller and also received an Irrevocable Proxy from each seller to vote the acquired shares at the Annual Meeting. The forms of Share Purchase Agreements and form of Irrevocable

Proxy are attached hereto as exhibits and incorporated herein by reference. The purpose of the Irrevocable Proxies was to transfer to the Reporting Person the power to vote the acquired shares as of the record date for the Annual Meeting, in furtherance of the purposes set forth in Item 4.

Item 7. Material to be Filed as Exhibits.
99.1	Form of Share Purchase Agreement (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Reporting Person on October 19, 2007).

99.2	Form of Irrevocable Proxy (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Reporting Person on October 19, 2007).

99.3	Second Form of Share Purchase Agreement (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Reporting Person on October 19, 2007).

99.4	Stock Purchase Agreement, dated as of September 29, 2006, by and among I-Flow Corporation, InfuSystem, Inc., HAPC, Inc. and Iceland Acquisition Subsidiary, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Reporting Person on October 4, 2006).

99.5	Amendment No. 1 dated as of April 30, 2007 to the Stock Purchase Agreement dated as of September 29, 2006 by and among I-Flow Corporation, InfuSystem, Inc., HAPC, Inc. and Iceland Acquisition Subsidiary, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Reporting Person on May 1, 2007).

99.6	Amendment No. 2 dated as of June 29, 2007 to the Stock Purchase Agreement dated as of September 29, 2006, as amended by an Amendment No. 1 dated as of April 30, 2007, by and among I-Flow Corporation, InfuSystem, Inc., HAPC, Inc. and Iceland Acquisition Subsidiary, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Reporting Person on July 2, 2007).

99.7	Amendment No. 3 dated as of July 31, 2007 to the Stock Purchase Agreement dated as of September 29, 2006, as amended by an Amendment No. 1 dated as of April 30, 2007 and an Amendment No. 2 dated as of June 29, 2007, by and among I-Flow Corporation, InfuSystem, Inc., HAPC, Inc. and Iceland Acquisition Subsidiary, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Reporting Person on July 31, 2007).

99.8	Amendment No. 4 dated as of September 18, 2007 to the Stock Purchase Agreement dated as of September 29, 2006, as amended by an Amendment No. 1 dated as of April 30, 2007, an Amendment No. 2 dated as of June 29, 2007 and an Amendment No. 3 dated as of July 31, 2007, by and among I-Flow Corporation, InfuSystem, Inc., HAPC, Inc. and Iceland Acquisition Subsidiary, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Reporting Person on September 19, 2007).

99.9	Further Agreement Regarding Project Iceland dated as of October 17, 2007 by and among I-Flow Corporation, InfuSystem, Inc., HAPC, Inc., and Iceland Acquisition Subsidiary, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Reporting Person on October 19, 2007).

99.10	Acknowledgement and Agreement dated as of October 8, 2007 by and among I-Flow Corporation, InfuSystem, Inc., HAPC, Inc., Iceland Acquisition Subsidiary, Inc., Sean D. McDevitt and Philip B. Harris (incorporated by reference to Exhibit 10.2 to the
Form 8-K filed by the Reporting Person on October 19, 2007).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: October 22, 2007
I-Flow Corporation
By:

/s/ James R. Talevich
James R. Talevich
Chief Financial Officer